SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

Index

- Exhibit 99.1     2004 1st Quarter Operating Results

- Exhibit 99.2     New Chairman of the Board of Directors

Exhibit 99.1

2004 1st Quarter Operating Results

On April 23, 2004, Kookmin Bank held an earnings conference and released its operating results for the first quarter of 2004. Followings are the key figures released during the conference, and full presentation material is available at Kookmin Bank website(www.kbstar.com) for further information.

The figures presented in this section have not been fully reviewed by our independent auditor yet, and therefore they are subject to changes in the due course of review process.

On September 30, 2003, Kookmin Bank merged with one of its major subsidiaries, Kookmin Credit Card Co. Under Korean GAAP, the merger was accounted for the transaction between the entities under common control and therefore the Bank recognized the assets and liabilities transferred at their carrying amounts in the accounts of Kookmin Credit Card Co. at the date of transfer.

However, for the purpose of comparison, we presented, hereunder, the pro-forma figures for the first quarter of 2003, which present simple arithmetic summation of the two entities’ past earnings and financial conditions, excluding inter-transaction as if the merger had been completed in September 30, 2002.

Selected Financial Data

1.	Balance sheet figures

(in trillions of Won)	As of the date indicated
	March 31, 2004	March 31, 2003	% Change (YoY)
Total Assets	184.4	189.9	(2.9)
Loans in Won	126.4	120.1	5.2

Total Liabilities	175.6	180.2	(2.6)
Deposits in Won	133.0	126.8	4.9

Total Stockholders’ Equity	8.8	9.7	(9.3)

2.	Operating results

(in billions of Won)	For the 3 months period ended
	2004	2003	% Change (YoY)
Operating Income	236.8	(11.1)	N/A

Operating Income before Provisioning	1,380.5	1,372.1	0.6

Non-operating Income	17.1	111.5	(84.7)

Net Income	169.1	41.1	311.4

3.	Asset Quality

	As of the date indicated
(in billions of Won)	March 31, 2004	December 31, 2003	% Change (YTD)
Total Loans for NPL Management	142,972.5	140,768.6	1.6
Substandard & Below Loans	5,754.6	5,053.4	13.9
Allowance for Loan Losses	4,215.0	3,712.3	13.5
Substandard & Below Ratio	4.03%	3.59%	0.44%p
Coverage Ratio	73.2%	73.5%	(0.7%p)
Delinquency Ratio[1]	3.75%	3.22%	0.53%p

[1]Applying the Financial Supervisory Service Standards

This document and the attached presentation material contain forward-looking statements, as defined in the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect Kookmin Bank’s current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from those anticipated. Although Kookmin Bank believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained. Kookmin Bank undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Exhibit 99.2

New Chairman of the Board of Directors

On April 23, 2004, Kookmin Bank announced that Moon Soul Chung, a non-executive director, was appointed as the chairman of the board of directors of the Bank as of April 23, 2004. He has served as a non-executive director of the Bank since November 1, 2001. He renewed his term as a non-executive director for the fiscal year of 2004 during the general shareholders’ meeting held on March 23, 2004.

Mr. Chung currently serves as an advisor of Mirae Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank

(Registrant)

Date: April 23, 2004	By: /s/ Ki Sup Shin
(Signature)
	Name:	Ki Sup Shin
	Title:	Senior Executive Vice President & Chief Financial Officer